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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MANHATTAN MINERALS CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
56310P101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|	Rule 13d-1(b)
| |	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 56310P101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David W. Tice & Associates, LLC - 66-0623243

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Page 2 of 6 Pages

CUSIP No. 56310P101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prudent Bear Funds, Inc. - 39-1837741

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER -0- SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

Page 3 of 6 Pages

CUSIP No. 56310P101

        This Amendment No. 1 to the undersigned’s Schedule 13G, which was originally filed on February 10, 2004 (the “Schedule 13G”) with regard to Manhattan Minerals Corp. (the “Issuer”), is being filed to amend Items 2(b), 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

David W. Tice & Associates, LLC 43-46 Norre Gade, Suite 137 St. Thomas, US Virgin Islands 00802

Prudent Bear Funds, Inc. 8140 Walnut Hill Lane, Suite 300 Dallas, Texas 75231

Item 4.	Ownership

David W. Tice & Associates, LLC

(a)	Amount Beneficially Owned: -0-

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Prudent Bear Funds, Inc.

(a)	Amount Beneficially Owned: -0-

(b)	Percent of Class: 0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

Page 4 of 6 Pages

CUSIP No. 56310P101

Exhibits.

1.	Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: February 2, 2006

DAVID W. TICE & ASSOCIATES, LLC
By: /s/ David W. Tice
David W. Tice, President
PRUDENT BEAR FUNDS, INC.
By: /s/ David W. Tice
David W. Tice, President

Page 5 of 6 Pages

CUSIP No. 56310P101

EXHIBIT 1

AGREEMENT dated as of February 2, 2006 by and among David W. Tice & Associates, LLC, a Delaware limited liability company, and Prudent Bear Funds, Inc., a Maryland corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Both David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Common Stock of Manhattan Minerals Corp., and hereby further agree that said Statement shall be filed on behalf of both David W. Tice &Associates, LLC and Prudent Bear Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group”(within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Manhattan Minerals Corp.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

DAVID W. TICE & ASSOCIATES, LLC
By: /s/ David W. Tice
David W. Tice, President
PRUDENT BEAR FUNDS, INC.
By: /s/ David W. Tice
David W. Tice, President

Page 6 of 6 Pages